                              FORM 11-K




               ANNUAL REPORT PURSUANT TO SECTION 15(d)
                OF THE SECURITIES EXCHANGE ACT OF 1934
             For the Plan period ended December 31, 1998


                     Commission File Number 1-812



                   UNITED TECHNOLOGIES CORPORATION
                        EMPLOYEE SAVINGS PLAN




                   UNITED TECHNOLOGIES CORPORATION
                         One Financial Plaza
                     Hartford, Connecticut  06101

     FINANCIAL STATEMENTS OF THE UNITED TECHNOLOGIES CORPORATION
                        EMPLOYEE SAVINGS PLAN

                  REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Administrator of the United Technologies Corporation
  Employee Savings Plan


In our opinion, the accompanying statements of net assets available for benefits with fund information and the related statement of changes in net assets available for benefits with fund information present fairly, in all material respects, the net assets available for benefits of the United Technologies Corporation Employee Savings Plan at December 31, 1998 and December 31, 1997, and the changes in net assets available for benefits for the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers  LLP
Hartford, Connecticut
June 28, 1999

                             UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN
                      Statement of Net Assets Available for Benefits With Fund Information
                                               December 31, 1998
                                 (Thousands of Dollars, except unit amounts)

                                                                          Small                                   UTC       INVESCO
                                                                         Company    International                Common      Total
                                                Income      Equity     Stock Index   Equity Index    Global       Stock     Return
                                                 Fund        Fund         Fund           Fund         Fund        Fund       Fund

Assets:
  Investments, at fair value:
   Beneficial interests in Bankers Trust
     Company Pyramid:
      Large Capitalization Equity Index Fund  $        -  $  985,696  $          -  $           -  $   29,820   $        -  $      -
      Russell 2000 Equity Index Fund                   -           -        21,589              -           -            -         -
      Daily Japanese Equity Index Fund                 -           -             -          1,427           -            -         -
      Daily Non Japanese Equity Index Fund             -           -             -          5,357           -            -         -
      Government/Corporate Fixed Income
        Index Fund                                     -           -             -              -      24,304            -         -
      Daily International Equity Index Fund            -           -             -              -      29,505            -         -
  United Technologies Corporation Common
      Stock                                            -           -             -              -           -      457,714         -
  United Technologies Corporation ESOP
    Preferred Stock                                    -           -             -              -           -            -         -
  Shares of respective registered
    investment companies                               -           -             -              -           -            -    15,879

  Investments, at contract value or cost:
   Beneficial interests in investment
     contracts, at contract value              3,205,795           -             -              -           -            -         -
   Participant loans, at cost                          -           -             -              -           -            -         -
   Temporary investments, at cost plus
     accrued interest                                  -           -             -              -           -        2,282         -
               Total Investments               3,205,795     985,696        21,589          6,784      83,629      459,996    15,879

  Plan receivables                                 2,859         249             7              2          31        5,243         6
  Accrued ESOP contribution receivable                 -           -             -              -           -            -         -
               Total Assets                    3,208,654     985,945        21,596          6,786      83,660      465,239    15,885

Liabilities:
  Accrued expenses                                     -           -             -              -           -        1,172         -
  Loans payable, net                                   -           -             -              -           -            -         -
  Accrued interest on ESOP debt and notes
    payable                                            -           -             -              -           -            -         -
  ESOP debt                                            -           -             -              -           -            -         -
  Notes payable to United Technologies
    Corporation                                        -           -             -              -           -            -         -
               Total Liabilities                       -           -             -              -           -        1,172         -

Net Assets Available for Benefits             $3,208,654  $  985,945  $     21,596  $       6,786  $   83,660   $  464,067  $ 15,885

Units of participation                        47,947,610  36,435,523     1,810,201        535,194  29,149,693   25,470,182   506,543

Unit value                                    $    66.92  $    27.06  $      11.93  $       12.68  $     2.87   $    18.22  $  31.36

The accompanying notes are an integral part of these financial statements.

                             UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN
                Statement of Net Assets Available for Benefits With Fund Information (Continued)
                                               December 31, 1998
                                 (Thousands of Dollars, except unit amounts)

                                                                                                               Putnam
                                              Fidelity      Putnam                                              New        SoGen
                                              Growth &     Fund for                 Fidelity Low-     PBHG    Opportun-   Interna-
                                               Income       Growth      Fidelity     Priced Stock    Growth     ities      tional
                                              Portfolio   and Income   Contrafund        Fund         Fund      Fund     Fund, Inc.

Assets:
  Investments, at fair value:
   Beneficial interests in Bankers Trust
     Company Pyramid:
      Large Capitalization Equity Index Fund  $        -  $        -  $          -  $           -  $        -  $       -  $        -
      Russell 2000 Equity Index Fund                   -           -             -              -           -          -           -
      Daily Japanese Equity Index Fund                 -           -             -              -           -          -           -
      Daily Non Japanese Equity Index Fund             -           -             -              -           -          -           -
      Government/Corporate Fixed Income
        Index Fund                                     -           -             -              -           -          -           -
      Daily International Equity Index Fund            -           -             -              -           -          -           -
  United Technologies Corporation Common
    Stock                                              -           -             -              -           -          -           -
  United Technologies Corporation ESOP
    Preferred Stock                                    -           -             -              -           -          -           -
  Shares of respective registered
    investment companies                         154,316      29,538        56,616         36,572      40,472     60,762       8,299

  Investments, at contract value or cost:
   Beneficial interests in investments
     contracts, at contract value                      -           -             -              -           -          -           -
   Participant loans, at cost                          -           -             -              -           -          -           -
   Temporary investments, at cost plus
     accrued interest                                  -           -             -              -           -          -           -
                 Total investments               154,316      29,538        56,616         36,572      40,472     60,762       8,299

  Plan receivables                                   113          19            35             17          31         42           4
  Accrued ESOP contribution receivable                 -           -             -              -           -          -           -

               Total Assets                      154,429      29,557        56,651         36,589      40,503     60,804       8,303

Liabilities:
  Accrued expenses                                     -           -             -              -           -          -           -
  Loans payable, net                                   -           -             -              -           -          -           -
  Accrued interest on ESOP debt and notes
    payable                                            -           -             -              -           -          -           -
  ESOP debt                                            -           -             -              -           -          -           -
  Notes payable to United Technologies
    Corporation                                        -           -             -              -           -          -           -
               Total Liabilities                       -           -             -              -           -          -           -

Net Assets Available for Benefits             $   154,429 $   29,557  $     56,651  $      36,589  $   40,503  $  60,804  $    8,303

Units of participation                          3,368,880  1,440,398       997,554      1,601,271   1,585,848  1,028,135     360,521

Unit value                                    $     45.84 $    20.52  $      56.79  $       22.85  $    25.54  $   59.14  $    23.03

The accompanying notes are an integral part of these financial statements.

                             UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN
                Statement of Net Assets Available for Benefits With Fund Information (Continued)
                                               December 31, 1998
                                 (Thousands of Dollars, except unit amounts)
                                                           Templeton
                                               Templeton  Developing
                                                Foreign     Markets
                                                Fund A      Trust A     Loan Fund     ESOP Fund       Total
Assets:
  Investments, at fair value:
   Beneficial interests in Bankers Trust
     Company Pyramid:
      Large Capitalization Equity Index Fund  $        -  $        -  $          -  $           -  $1,015,516
      Russell 2000 Equity Index Fund                   -           -             -              -      21,589
      Daily Japanese Equity Index Fund                 -           -             -              -       1,427
      Daily Non Japanese Equity Index Fund             -           -             -              -       5,357
      Government/Corporate Fixed Income
        Index Fund                                     -           -             -              -      24,304
      Daily International Equity Index Fund            -           -             -              -      29,505
  United Technologies Corporation Common
    Stock                                              -           -             -            336     458,050
  United Technologies Corporation ESOP
    Preferred Stock                                    -           -             -      2,736,411   2,736,411
  Shares of respective registered
    investment companies                          15,458       7,677             -              -     425,589

  Investments, at contract value or cost:
   Beneficial interests in investment
     contracts, at contract value                      -           -             -              -   3,205,795
   Participant loans, at cost                          -           -        62,640              -      62,640
   Temporary investments, at cost plus
     accrued interest                                  -           -             -          4,023       6,305
               Total Investments                  15,458       7,677        62,640      2,740,770   7,992,488

  Plan receivables                                     6           4             -             87       8,755
  Accrued ESOP contribution receivable                 -           -             -        101,138     101,138
               Total Assets                       15,464       7,681        62,640      2,841,995   8,102,381

Liabilities:
  Accrued expense                                      -           -             -             30       1,202
  Loans payable, net                                   -           -             -              -           -
  Accrued interest on ESOP debt and notes
    payable                                            -           -             -          2,206       2,206
  ESOP debt                                            -           -             -        372,600     372,600
  Notes payable to United Technologies
    Corporation                                        -           -             -        104,033     104,033
               Total Liabilities                       -           -             -        478,869     480,041

Net Assets Available for Benefits             $   15,464  $    7,681  $     62,640  $   2,363,126  $7,622,340

Units of participation                         1,843,164     745,681    62,639,478    258,919,085

Unit value                                    $     8.39  $    10.30  $       1.00  $        9.13

The accompanying notes are an integral part of these financial statements.

                             UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN
                      Statement of Net Assets Available for Benefits With Fund Information
                                               December 31, 1997
                                 (Thousands of Dollars, except unit amounts)

                                                                          Small                                   UTC       INVESCO
                                                                         Company    International                Common      Total
                                                Income      Equity     Stock Index   Equity Index    Global      Stock      Return
                                                 Fund        Fund         Fund           Fund         Fund        Fund       Fund


Assets:
  Investments, at fair value:
   Beneficial interests in Bankers Trust
     Company Pyramid:
      Large Capitalization Equity Index Fund  $        -  $  809,958  $          -  $           -  $   29,900  $        -  $       -
      Russell 2000 Equity Index Fund                   -           -        20,980              -           -           -          -
      Daily Japanese Equity Index Fund                 -           -             -          1,227           -           -          -
      Daily Non Japanese Equity Index Fund             -           -             -          3,681           -           -          -
      Government/Corporate Fixed Income
        Index Fund                                     -           -             -              -      24,463           -          -
      Daily International Equity Index Fund            -           -             -              -      28,688           -          -
  United Technologies Corporation Common
    Stock                                              -           -             -              -           -     388,403          -
  United Technologies Corporation ESOP
    Preferred Stock                                    -           -             -              -           -           -          -
  Shares of respective registered
    investment companies                               -           -             -              -           -           -     11,352

  Investments, at contract value or cost:
   Beneficial interests in investment
     contracts, at contract value              2,815,491           -             -              -           -           -          -
   Participant loans, at cost                          -           -             -              -           -           -          -
   Temporary investments, at cost plus
     accrued interest                                  -           -             -              -           -       5,833          -
               Total Investments               2,815,491     809,958        20,980          4,908      83,051     394,236     11,352

  Plan receivables                                 1,996         676            25              8          88       1,078         17
  Accrued ESOP contribution receivable                 -           -             -              -           -           -          -
               Total Assets                    2,817,487     810,634        21,005          4,916      83,139     395,314     11,369

Liabilities:
  Accrued expenses                                     -           -             -              -           -       2,509          -
  Loans payable, net                                   -           -             -              -           -           -          -
  Accrued interest on ESOP debt and notes
    payable                                            -           -             -              -           -           -          -

  ESOP debt                                            -           -             -              -           -           -          -
  Notes payable to United Technologies
    Corporation                                        -           -             -              -           -           -          -
               Total Liabilities                       -           -             -              -           -       2,509          -

Net Assets Available for Benefits             $2,817,487  $  810,634  $     21,005  $       4,916  $   83,139  $  392,805  $  11,369

Units of participation                        45,664,290  38,564,887     1,735,924        466,827  34,932,354  32,516,958    390,823

Unit value                                    $    61.70  $    21.02  $      12.10  $       10.53  $     2.38  $    12.08  $   29.09

The accompanying notes are an integral part of these financial statements.

                             UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN
                Statement of Net Assets Available for Benefits With Fund Information (Continued)
                                               December 31, 1997
                                 (Thousands of Dollars, except unit amounts)


                                                                                                               Putnam
                                              Fidelity      Putnam                                              New        SoGen
                                              Growth &     Fund for                 Fidelity Low-     PBHG    Opportun-   Interna-
                                               Income       Growth      Fidelity     Priced Stock    Growth     ities      tional
                                              Portfolio   and Income   Contrafund        Fund         Fund      Fund     Fund, Inc.

Assets:
  Investments, at fair value:
   Beneficial interests in Bankers Trust
     Company Pyramid:
      Large Capitalization Equity Index Fund  $        -  $        -  $          -  $           -  $        -  $       -  $        -
      Russell 2000 Equity Index Fund                   -           -             -              -           -          -           -
      Daily Japanese Equity Index Fund                 -           -             -              -           -          -           -
      Daily Non Japanese Equity Index Fund             -           -             -              -           -          -           -
      Government/Corporate Fixed Income
        Index Fund                                     -           -             -              -           -          -           -
      Daily International Equity Index Fund            -           -             -              -           -          -           -
  United Technologies Corporation Common
    Stock                                              -           -             -              -           -          -           -
  United Technologies Corporation ESOP
    Preferred Stock                                    -           -             -              -           -          -           -
  Shares of respective registered
    investment companies                          88,982      29,327        35,471         38,276      55,770     42,073       9,434

  Investments, at contract value or cost:
   Beneficial interests in investments
     contracts, at contract value                      -           -             -              -           -          -           -
   Participant loans, at cost                          -           -             -              -           -          -           -
   Temporary investments, at cost plus
     accrued interest                                  -           -             -              -           -          -           -
               Total investments                  88,982      29,327        35,471         38,276      55,770     42,073       9,434

  Plan receivables                                   127          42            60             53         107         72          18
  Accrued ESOP contribution receivable                 -           -             -              -           -          -           -
               Total Assets                       89,109      29,369        35,531         38,329      55,877     42,145       9,452

Liabilities:
  Accrued expenses                                     -           -             -              -           -          -           -
  Loans payable, net                                   -           -             -              -           -          -           -
  Accrued interest on ESOP debt and notes
    payable                                            -           -             -              -           -          -           -
  ESOP debt                                            -           -             -              -           -          -           -
  Notes payable to United Technologies
    Corporation                                        -           -             -              -           -          -           -
               Total Liabilities                       -           -             -              -           -          -           -

Net Assets Available for Benefits             $    89,109 $   29,369  $     35,531  $      38,329  $   55,877  $  42,145  $    9,452

Units of participation                          2,338,837  1,501,494       761,983      1,525,236   2,200,755    858,340     371,399

Unit value                                    $     38.10 $    19.56  $      46.63  $       25.13  $    25.39  $   49.10  $    25.45

The accompanying notes are an integral part of these financial statements.

                             UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN
                Statement of Net Assets Available for Benefits With Fund Information (Continued)
                                               December 31, 1997
                                 (Thousands of Dollars, except unit amounts)
                                                           Templeton
                                               Templeton  Developing
                                                Foreign     Markets
                                                Fund A      Trust A     Loan Fund     ESOP Fund       Total
Assets:
  Investments, at fair value:
   Beneficial interests in Bankers Trust
     Company Pyramid:
      Large Capitalization Equity Index Fund  $        -  $        -  $          -  $           -  $  839,858
      Russell 2000 Equity Index Fund                   -           -             -              -      20,980
      Daily Japanese Equity Index Fund                 -           -             -              -       1,227
      Daily Non Japanese Equity Index Fund             -           -             -              -       3,681
      Government/Corporate Fixed Income
        Index Fund                                     -           -             -              -      24,463
      Daily International Equity Index Fund            -           -             -              -      28,688
  United Technologies Corporation Common
    Stock                                              -           -             -            340     388,743
  United Technologies Corporation ESOP
    Preferred Stock                                    -           -             -      1,897,956   1,897,956
  Shares of respective registered
    investment companies                          17,216       8,766             -              -     336,667

  Investments, at contract value or cost:
   Beneficial interests in investment
     contracts, at contract value                      -           -             -              -   2,815,491
   Participant loans, at cost                          -           -        62,048              -      62,048
   Temporary investments, at cost plus
     accrued interest                                  -           -             -          1,402       7,235
               Total Investments                  17,216       8,766        62,048      1,899,698   6,427,037

  Plan receivables                                    31          18             -            962       5,378
  Accrued ESOP contribution receivable                 -           -             -         87,188      87,188
               Total Assets                       17,247       8,784        62,048      1,987,848   6,519,603

Liabilities:
  Accrued expenses                                     -           -             -            171       2,680
  Loans payable, net                                   -           -             -              -           -
  Accrued interest on ESOP debt and notes
    payable                                            -           -             -          2,271       2,271
  ESOP debt                                            -           -             -        408,900     408,900
  Notes payable to United Technologies
    Corporation                                        -           -             -         89,633      89,633
               Total Liabilities                       -           -             -        500,975     503,484

Net Assets Available for Benefits             $   17,247  $    8,784  $     62,048  $   1,486,873  $6,016,119

Units of participation                         1,733,322     678,876    62,047,682    263,507,383

Unit value                                    $     9.95  $    12.94  $       1.00  $        5.64

The accompanying notes are an integral part of these financial statements.

                             UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN
               Statement of Changes in Net Assets Available for Benefits With Fund Information
                                        Period Ended December 31, 1998
                                           (Thousands of Dollars)

                                                                         Small
                                                                        Company                                   UTC      INVESCO
                                                                         Stock      International               Common      Total
                                                Income      Equity       Index      Equity Index     Global      Stock     Return
                                                 Fund        Fund         Fund          Fund          Fund       Fund       Fund

Additions to net assets attributed to:

Investment Income:
  Net appreciation / (depreciation) in fair
    value of investments                      $        -    $222,116    $   (59)   $  1,016        $ 15,291     $178,423    $    902
  Interest                                       244,567           -          -           -               -            -           -
  Dividends                                            -           -          -           -               -            -         774
               Total Investment Income           244,567     222,116        (59)      1,016          15,291      178,423       1,676

Contributions
  Participants'                                   73,266      42,835      2,159         647           5,605       17,683       1,396
  Employer's                                         149          51          4           1               8            7           4
               Total Contributions                73,415      42,886      2,163         648           5,613       17,690       1,400

Repayments on loans                               17,879       7,517        232          86           1,056        3,258         142

Deductions from net assets attributed to:

  Distributions to participants                  156,463      34,952        415          51           3,731       16,731         381
  Loans to participants                           16,040       7,610        208          38             872        3,966          54
  Administrative expenses                            123          21          2           -               5            5           -
  Interest expense                                     -           -          -           -               -            -           -
               Total Deductions                  172,626      42,583        625          89           4,608       20,702         435

Net increase / (decrease) prior to transfers     163,235     229,936      1,711       1,661          17,352      178,669       2,783

Inter-fund transfers                             224,272     (54,781)    (1,120)        209         (16,832)    (107,439)      1,733
Assets transferred into Plan                       3,660         156          -           -               1           32           -

Net increase / (decrease)                        391,167     175,311        591       1,870             521       71,262       4,516

Net Assets Available for Benefits
  December 31, 1997                            2,817,487     810,634     21,005       4,916          83,139      392,805      11,369

Net Assets Available for Benefits
  December 31, 1998                           $3,208,654    $985,945    $21,596    $  6,786        $ 83,660     $464,067    $ 15,885

The accompanying notes are an integral part of these financial statements.

                             UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN
          Statement of Changes in Net Assets Available for Benefits With Fund Information (Continued)
                                        Period Ended December 31, 1998
                                           (Thousands of Dollars)

                                                                                                                Putnam
                                               Fidelity     Putnam                                                New       SoGen
                                               Growth &      Fund                   Fidelity Low-     PBHG     Opportun-   Interna-
                                                Income    for Growth    Fidelity    Priced Stock     Growth      ities      tional
                                              Portfolio   and Income   Contrafund       Fund          Fund       Fund     Fund, Inc.

Additions to net assets attributed to:

Investment Income:
  Net appreciation / (depreciation) in fair
    value of investments                      $   22,710  $    1,275  $      7,738  $      (3,280) $     (164) $   8,265  $    (894)
  Interest                                             -           -             -              -           -          -          -
  Dividends                                        7,819       2,777         4,162          3,211           -      1,861        850
               Total Investment Income            30,529       4,052        11,900            (69)       (164)    10,126        (44)

Contributions:
  Participants'                                   11,207       3,118         4,788          3,860       5,669      5,433      1,002
  Employer's                                          24           4             8              6           6          7          1
               Total Contributions                11,231       3,122         4,796          3,866       5,675      5,440      1,003

Repayments on loans                                1,170         365           471            361         660        663         81


Deductions from net assets attributed to:

  Distributions to participants                   4,887        1,441        1,793          1,018        1,254      1,641        426
  Loans to participants                           1,026          261          368            293          467        419         68
  Administrative expenses                             -            1            1             13            3          1          -
  Interest expense                                    -            -            -              -            -          -          -
               Total Deductions                   5,913        1,703        2,162          1,324        1,724      2,061        494

Net increase / (decrease) prior
  to transfers                                   37,017        5,836       15,005          2,834        4,447     14,168        546

Inter-fund transfers                             28,300       (5,649)       6,113         (4,575)     (19,822)     4,490     (1,695)
Assets transferred into Plan                          3            1            2              1            1          1          -

Net increase / (decrease)                        65,320          188       21,120         (1,740)     (15,374)    18,659     (1,149)

Net Assets Available for Benefits
  December 31, 1997                              89,109       29,369       35,531         38,329       55,877     42,145      9,452

Net Assets Available for Benefits
  December 31, 1998                           $ 154,429   $   29,557  $    56,651   $     36,589   $   40,503  $  60,804  $   8,303

The accompanying notes are an integral part of these financial statements.

                             UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN
          Statement of Changes in Net Assets Available for Benefits With Fund Information (Continued)
                                        Period Ended December 31, 1998
                                           (Thousands of Dollars)

                                                          Templeton
                                              Templeton   Developing
                                               Foreign     Markets
                                                Fund A     Trust A     Loan Fund      ESOP Fund      Total
Additions to net assets attributed to:

Investment Income:
  Net appreciation / (depreciation) in fair
    value of investments                      $   (2,721) $  (1,859)  $          -  $     920,706  $1,369,465
  Interest                                             -          -          5,431            555     250,553
  Dividends                                        1,649        180              -         61,274      84,557
               Total Investment Income            (1,072)    (1,679)         5,431        982,535   1,704,575

Contributions:
  Participants'                                    1,770      1,056              -              -     181,494
  Employer's                                           3          2              -         16,673      16,958
               Total Contributions                 1,773      1,058              -         16,673     198,452

Repayments on loans                                  174        113        (34,228)             -           -


Deductions from net assets attributed to:

  Distributions to participants                      667        196          2,463         32,048     260,558
  Loans to participants                               98         64        (31,852)             -           -
  Administrative expenses                              -          -              -              -         175
  Interest expense                                     -          -              -         39,931      39,931
               Total Deductions                      765        260        (29,389)        71,979     300,664

Net increase / (decrease) prior to transfers         110       (768)           592        927,229   1,602,363

Inter-fund transfers                              (1,893)      (335)             -        (50,976)          -
Assets transferred into Plan                           -          -              -              -       3,858

Net increase / (decrease)                         (1,793)    (1,103)           592        876,253   1,606,221

Net Assets Available for Benefits
  December 31, 1997                               17,247      8,784         62,048      1,486,873   6,016,119

Net Assets Available for Benefits
  December 31, 1998                           $   15,464  $   7,681   $     62,640  $   2,363,126  $7,622,340

The accompanying notes are an integral part of these financial statements.

        UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN

                    Notes to Financial Statements


NOTE 1 - DESCRIPTION OF THE PLAN

General.  The United Technologies Corporation  (UTC) Employee Savings Plan  (the
Plan) is a defined contribution savings plan administered by UTC. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Generally, non-represented employees in participating business units of UTC are eligible to participate in the Plan after completing one year of service. The following is a brief description of the Plan. For more complete information, participants should refer to the Plan document which is available from UTC.

Contributions and Vesting. Participants may elect to contribute, through payroll deductions, between 2 and 16 percent of their total compensation. Participant contributions, plus actual earnings thereon, are fully vested at all times under the Plan.

UTC has established a leveraged Employee Stock Ownership Plan (ESOP) to fund the employer matching contributions to the Plan. The ESOP is primarily invested in UTC Series A ESOP Convertible Preferred Stock. UTC will match 60 percent of a participant's contributions, up to specified limits, in ESOP Preferred Stock (See Note 4). However, participants who have reached at least age 55 and have completed at least 10 years of continuous service may direct up to 50 percent, in multiples of 25 percent, of their ESOP account balances and future employer contributions to be invested in the other investment funds offered through the Plan (See Note 10). Generally, employer contributions, plus actual earnings thereon, become fully vested after two years of Plan participation.

Participant Accounts. Each participant's account is credited with the participant's contributions and allocations of (a) UTC's contributions based on a percentage of the participant's contribution and (b) Plan earnings based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Forfeited balances of terminated participants' nonvested amounts are used to reduce future UTC contributions. For the period ended December 31, 1998, approximately $482,000 of forfeitures were used to fund UTC's contributions. In addition, approximately $26,000 of forfeitures is available to offset future UTC contributions.

Trustee and Recordkeeper. All of the Plan's assets are held by Bankers Trust Company, the Plan Trustee. Fidelity Institutional Retirement Services Company performs participant account recordkeeping responsibilities.

Investment Options. Participants may elect to allocate their contributions in any whole percentage among the following funds. Participants are permitted to transfer their accounts between investment funds daily in any whole percentage or whole dollar amount. The investment funds are as follows:

 . The Income Fund invests in contracts issued by five insurance companies.   See
  Note 3. In December of 1997, UTC approved a reverse unit split of the units of participation and the unit value of the Income Fund effective as of January 1, 1998. As a result, the units of participation and the unit value was decreased and increased, respectively, by a factor of ten. All units of participation and unit value amounts presented herein have been restated to reflect the reverse unit split.

 . The Equity Fund invests in a portfolio of common stocks replicating the Standard & Poor's Composite Index of 500 stocks (S&P 500).

 . The Small Company Stock Index Fund invests in a portfolio of common stocks replicating the Russell 2000 Index.

 . The International Equity Index Fund invests in the equities of a mix of stock markets outside the U.S.

 . The Global Fund invests in both U.S. and foreign investments to replicate the performance, in approximately equal portions, of three indices: the S&P 500, the EAFE Index (an international stock index of large companies in Europe, Australia and the Far East), and the Lehman Brothers Government/Corporate Index.

 . The UTC  Common Stock  Fund consists  principally of  4,208,868 and  5,334,294
  shares of UTC  Common Stock at December 31, 1998  and 1997 respectively.   See
  Note 10.

 . The INVESCO Total Return Fund, a registered investment company, principally invests in both equity and fixed or variable income securities to achieve a moderate total return from capital appreciation and current income.

 . The Fidelity Growth & Income Portfolio, a registered investment company, principally invests in U.S. and foreign equity securities that pay current dividends and show potential earnings growth.

 . The Putnam Fund for Growth and Income, a registered investment company, principally invests in equity securities of companies that pay regular dividends to shareowners.

 . The Fidelity Contrafund, a registered investment company, principally invests in equity securities of U.S. and foreign companies believed to be undervalued or out of favor.

 . The  Fidelity  Low-Priced   Stock  Fund,  a  registered  investment   company,
  principally  invests  in  equity  securities  of  companies  believed  to   be
  undervalued, overlooked or out of favor, which are generally priced at $35 or less.

 . The PBHG Growth Fund, a registered investment company, principally invests in equity securities of companies believed to have an outlook for strong earnings growth.

 . The  Putnam   New  Opportunities  Fund,   a  registered  investment   company,
  principally invests in equity securities of companies in certain emerging industry groups.

 . The SoGen International Fund, Inc., a registered investment company, invests in U.S. and foreign equity, fixed income and gold-related securities and cash.

 . The Templeton Foreign Fund A (formerly the Templeton Foreign Fund I), a registered investment company, principally invests in equity securities of companies in developed and developing countries outside the U.S.

 . The Templeton  Developing Markets Trust A  (formerly the Templeton  Developing
  Markets I), a registered investment company, principally invests in equity securities of companies in developing countries.

Participant Loans. Participants with at least two years of Plan participation are allowed to borrow up to 50 percent of their vested account balances (excluding their ESOP account balance). Loan amounts can range from $1,000 to $50,000 and must be repaid within 5 years. The loans are secured by the balance in the participant's account and bear interest at Bankers Trust's prime rate plus one percent. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits. Generally, benefits are paid in a lump sum to a terminating participant. A participant terminating due to retirement may elect to receive benefits in installments over two to twenty years. At the participant's election, the portion of a lump sum distribution attributable to the UTC Common Stock Fund and ESOP may be paid in shares of UTC Common Stock instead of cash. Distributions in UTC Common Stock for the period ended December 31,1998 were approximately $5,439,000.

Other. Participants who transfer to a new UTC location with a different savings plan may have the option of transferring their account balances in accordance with the provisions of the new savings plan.


NOTE 2 - SUMMARY OF ACCOUNTING PRINCIPLES

Basis of Accounting.   The financial statements of  the Plan are prepared  under
the accrual method of accounting, except for benefits which are recorded when paid.

Master Trust. The Plan's assets are kept in a Master Trust maintained by the Trustee. Under the Master Trust agreement, the assets of certain employee savings plans of UTC and its subsidiaries are combined. Participating Plans purchase units of participation in the investment funds based on their contribution to such funds and the unit value of the applicable investment fund at the end of the trading day in which a transaction occurs. The unit value of each fund is determined at the close of each day by dividing the sum of uninvested cash, accrued income and the current value of investments by the total number of outstanding units in such funds. Income from the funds' investments increases the Plans' unit values. Distributions to participants reduce the number of participation units held by the Plans.

At December 31, 1998, the Plan's interest in the Master Trust comprised 476,384,961 units of the 522,172,913 total units of participation, or 91.23%. At December 31, 1997, the Plan's interest in the Master Trust comprised 491,797,370 units of the total 534,787,672 units of participation, or 91.96%.

Investment Valuation. The Income Fund's investment contracts are stated at contract value which represents contributions plus earnings, less Plan withdrawals. The ESOP Preferred Stock's fair value is the higher of the guaranteed value ($65) or, prior to the May 17, 1999 stock split, twice the market value of UTC's Common Stock (See Notes 4 and 10). All other funds are stated at fair value, as determined by the Trustee, typically by reference to published market data.

Plan Expenses. Plan administrative expenses, including Trustee and recordkeeper fees were paid directly by the employer in 1998. The employer also paid certain investment management fees for the Bankers Trust managed funds. All other administrative and investment expenses were paid out of Plan assets.

Use of Estimates. The preparation of financial statements requires UTC to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.


NOTE 3 - INVESTMENT CONTRACTS

Under these contracts, each insurance company guarantees repayment in full of the principal amount invested plus interest credited at a fixed rate for a specified period. Interest is credited to each contract based on an annual interest rate set each year by the individual insurance companies. This rate, which differs among contracts, takes into account any difference between prior year credited interest and the actual amount of investment earnings allocable to the contract in accordance with the established allocation procedures of the insurance company. The interest rates earned for 1998 and 1997 were 8.5% and 8.1%, respectively. The following is a summary of the investment contracts held in the Income Fund and the portion allocable to the Plan:

(Thousands of Dollars)                              December 31,     December 31,
                                                        1998             1997
CIGNA                                             $   1,590,214    $   1,456,404
Aetna                                                   471,765          437,582
Travelers                                               398,146          367,509
Prudential                                              252,192          231,133
Metropolitan Life                                     1,019,272          780,096
                                                   $  3,731,589   $    3,272,724

Amount of the contracts allocable to the Plan      $  3,205,795   $    2,815,491

NOTE 4 - EMPLOYEE STOCK OWNERSHIP PLAN

The ESOP has purchased approximately 14.5 million shares of $1.00 par value Series A ESOP Convertible Preferred Stock ("ESOP Shares"), with a $4.80 per share annual dividend from UTC. Following the split of UTC Common Stock announced on April 30, 1999 and effective on May 17, each ESOP share is convertible into four shares of UTC's Common Stock. For 1998, ESOP shares were convertible into two shares of UTC's Common Stock. The ESOP financed the ESOP Share purchases with interest bearing promissory notes. See Notes 5 and 6.

Participants are allocated ESOP Shares as they earn UTC's matching contributions. For the period ended December 31, 1998, participants were credited with matching contributions of $61.2 million representing approximately 332,800 shares. Additionally, in lieu of receiving cash, participants are allocated ESOP Shares for dividends paid on their shares. During 1998, participants earned dividends of approximately $32.7 million representing approximately 163,200 shares. ESOP Shares allocated are calculated at the higher of four times the daily ending price of UTC Common Stock (giving effect to the May 17, 1999 stock split) or the $65 guaranteed value.

ESOP Shares are released for allocation to participants as principal and interest payments are made on the debt. The ESOP uses the ESOP Shares' cash dividends and additional contributions from UTC to repay the principal and interest. The Employer Contributions presented in the Statement of Changes in Net Assets Available for Benefits include approximately $3.4 million of additional cash contributions from UTC plus $13.3 million of Employer
Contributions Receivable from UTC at December 31, 1998. The $ 13.3 million is due to share allocations exceeding share releases during 1998. The number of ESOP Shares allocated to participants' accounts is equal in value to the fixed matching contributions specified by the Plan. To the extent that ESOP Shares released through debt service payments are not sufficient to meet the matching contribution requirement, UTC will contribute additional ESOP Shares, UTC Common Stock or cash. To the extent that ESOP Shares released through debt service exceed the matching contribution requirement, the debt will be restructured so that the value of the released ESOP Shares does not exceed the Plan's matching contribution requirement.

Shares allocated to a participant generally may not be distributed until the participant's termination, disability, retirement or death. Upon distribution, a participant may elect to receive either cash or four shares (giving effect to the May 17, 1999 stock split) of UTC Common Stock for each ESOP Share. Each ESOP share is valued at the higher of four times the market value of UTC's Common Stock (giving effect to the May 17,1999 stock split) or $65. A participant cannot elect to receive the distribution in ESOP Shares. The ESOP Fund's investment in ESOP Shares at period end is as follows:

(Thousands of Dollars,                  December 31, 1998          December 31, 1997
except share amounts)                Allocated          Total     Allocated         Total
Number of Shares                     6,869,316     12,581,201     6,826,380    13,033,172
Guaranteed Value                   $   446,506    $   817,778    $  443,715   $   847,156
Market                             $ 1,494,076    $ 2,736,411    $  994,092   $ 1,897,956

As discussed above, market value is represented by the higher of the guaranteed value of $65 per share or the daily closing price of four shares of UTC's Common Stock (giving effect to the May 17, 1999 stock split). As such, the market value of the ESOP Shares was $217.50 and $145.625 per share at December 31, 1998 and 1997, respectively. Further, the Net Assets Available for Benefits in the ESOP Fund at December 31, 1998 and 1997 include unrealized appreciation of approximately $1.9 billion and $1.05 billion, of which $871.1 million and $500.4 million is on unallocated shares.

The ESOP Shares are redeemable, in whole or in part, at the option of UTC at a redemption price of $65.48 per share plus accrued and unpaid dividends. The redemption price decreases annually until it reaches $65. However, upon notice to the Trustee of UTC's intention to redeem, the Trustee can convert each preferred share into four shares, (giving effect to the May 17, 1999 stock split) of UTC Common Stock if more beneficial to participants.

NOTE 5 - ESOP DEBT

In 1990, the Master Trust, with UTC as guarantor, executed a Note and Guaranty Agreement and issued $660,000,000 of Series A, B, C and D notes (described below) representing the ESOP's permanent financing. The amounts outstanding under the Agreement, with interest rates and maturity dates, are as follows at December 31, 1998:

                         Principal     Rate of
Note Series               (000's)      Interest        Due
   A                   $     36,000     7.24%         1999
   B                        286,600     7.68%     2000 - 2008
   C                         17,300     7.68%         2008
   D                         32,700     7.68%         2009

                       $    372,600

Required payments on these Notes, in aggregate, for the next five plan years are $36.0 million in 1999, $35.5 million in 2000, $35.0 million in 2001, $34.5 million in 2002, and $34.0 million in 2003.

NOTE 6 - NOTES PAYABLE

In conjunction with the ESOP financing discussed in Note 5, UTC issued a promissory note in 1990 bearing interest at 10.5%, and due over the period 1999 to 2009. At December 31, 1998, $70,033,000 was outstanding. Required principal payments on the Note for the next five plan years are $4.8 million in 1999, $4.9 million in 2000, $5.0 million in 2001, $ 5.2 million in 2002, and $5.5 million in 2003.

The Trustee executed an additional $15,000,000 and $19,000,000 promissory note to UTC on December 10, 1997 and 1998, respectively. The notes bear an interest rate of 6.35% and 5.50% and mature on December 10, 2007 and 2008, respectively. Both promissory notes replace a portion of the 1990 ESOP Debt notes described in Note 5 above.

NOTE 7 - PLAN TERMINATION

Although it has not expressed any intent to do so, UTC has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and to certain Plan provisions that limit this right when certain ESOP loans remain outstanding. In the event of Plan termination, participants will become 100 percent vested in their accounts.


NOTE 8 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following are reconciliations of net assets available for benefits and benefits paid from the financial statements to the Form 5500:

(Thousands of Dollars)                                        December 31,
                                                          1998           1997
Net assets available for benefits
  per the financial statements                      $ 7,622,340     $ 6,016,119
Amounts allocated to participant
  withdrawals                                              (659)           (907)
 Net assets available for benefits
  per Form 5500                                     $ 7,621,681     $ 6,015,212

                                                              Year
                                                             Ended
                                                            December
                                                            31, 1998

Benefits paid to participants per the
  financial statements                                   $    260,558
Add: Amounts allocated to participant
  withdrawals at December 31, 1998                                659

Less: Amounts allocated to participant
  withdrawals at December 31, 1997                               (907)

Benefits paid to participants per Form
  5500                                                   $    260,310

Amounts allocated to participant withdrawals are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

NOTE 9 - TAX STATUS

The Internal Revenue Service has determined and informed UTC by letter dated September 23, 1996 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 10 - SUBSEQUENT EVENTS

Effective January 1, 1999, the Plan was amended to allow all new salaried employees to participate in the Plan immediately after date of hire. In addition, non-highly compensated participants in the Plan may elect to contribute up to 20% of their compensation, effective January 1, 1999.

On January 1, 1999, the Employee Stock Ownership Plan (ESOP) was amended to no longer require participants to complete at least 10 years of continuous service prior to directing their ESOP account balances and future employer contributions in other investment funds offered through the Plan.

On April 30, 1999, the Board of Directors of UTC declared a 2 for 1 stock split in the form of a stock dividend payable May 17, 1999 to shareowners of record at the close of business on May 7, 1999. The share amounts reflected herein do not reflect the stock split.

On May 4, 1999, UTC completed the sale of its UT Automotive Corporation (UTA) subsidiary to Lear Corporation. Plan participants include employees of UTA. UTA employees have the option to transfer their account balances or leave their investments in the Plan. These employees were permitted to continue making contributions to the Plan through May 31, 1999.

                              SIGNATURES


The Plan (or persons who administer the employee benefit plan), pursuant to the requirements of the Securities Exchange Act of 1934, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                          UNITED TECHNOLOGIES CORPORATION
                          EMPLOYEE SAVINGS PLAN



Dated:  June 28, 1999     By:   /s/ Daniel P. O'Connell
                          Daniel P. O'Connell
                          Corporate Director, Employee Benefits and Human
                          Resources Systems
                          United Technologies Corporation